AB 3/28

SEC
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FEB 29 2012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm

SEC FILE NUMBER
8- 67545

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GrandFund Investment Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Sanford Lane
(No. and Street)

Lafayette, CA 94549
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Bertucio 925-937-1386
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OUM, LLP
(Name – *if individual, state last, first, middle name*)

465 California Street, Suite 700, San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/15

OATH OR AFFIRMATION

I, Donald Bertuccio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GrandFund Investment Group, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

SEE NOTARY ATTACHMENT ON NEXT PAGE FOR REQUIRED CALIFORNIA WORDING.

Notary Public

NOTARY: AVA FANG

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of ALAMEDA

On 20th JAN. 2012 (Date) before me, AVA FANG, NOTARY PUBLIC (Here Insert Name and Title of the Officer),

personally appeared DONALD BERTUCIO (Name(s) of Signer(s)),

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

AVA FANG
COMM. #1921275
Notary Public - California
Alameda County
My Comm. Expires Jan. 23, 2015
NR01

Place Notary Seal Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ______ (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ANNUAL AUDITED REPORT FORM X-17A-5, PART III

Document Date: 01/20/2012 Number of Pages: 2 + ACK

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: DONALD BERTUCIO

- ☐ Individual
- ☒ Corporate Officer — Title(s): VP
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ______

- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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GRANDFUND INVESTMENT GROUP, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
WITH
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2011

GRANDFUND INVESTMENT GROUP, LLC

TABLE OF CONTENTS

OUM &CO. LLP
Accountants & Business Advisors

465 California Street
Suite 700
San Francisco, CA 94104

Phone: (415) 434-3744
Fax: (415) 788-2260
www.oumcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
GrandFund Investment Group, LLC

We have audited the accompanying statement of financial condition of GrandFund Investment Group, LLC (the Company) as of December 31, 2011, and the related statements of operations, changes in members' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GrandFund Investment Group, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in when considered in relation to the financial statements as a whole.

OUM & Co. LLP

San Francisco, California
February 21, 2012

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	19,427
Accounts receivable		240,187
Prepaid expenses		834
TOTAL ASSETS	**$**	**260,448**

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:		
Accounts payable	$	6,901
TOTAL LIABILITIES		6,901
MEMBERS' CAPITAL		253,547
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$**	**260,448**

See accompanying notes to the financial statements.

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES:		
Placement fee	$	90,000
Total revenues		90,000
EXPENSES:		
Guaranteed payments		290,000
Consulting and professional fees		78,889
Business conference and entertainment		28,164
Travel and accomodations		34,073
Marketing expense		22,314
Donations		17,685
Office expense		13,495
Taxes		800
Regulatory fees		2,642
Total expenses		488,062
NET LOSS	**$**	**(398,062)**

See accompanying notes to the financial statements.

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2011

MEMBERS' CAPITAL, Beginning of Year	**$**	**641,609**
Contributions		10,000
Net loss		(398,062)
MEMBERS' CAPITAL, End of Year	**$**	**253,547**

See accompanying notes to the financial statements.

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(398,062)
Change in assets and liabilities:		
Accounts receivable		334,813
Prepaid expenses		12,019
Accounts payable		675
Net cash used in operating activities		(50,555)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions received		10,000
Net cash provided by operating activities		10,000
NET DECREASE IN CASH AND CASH EQUIVALENTS		(40,555)
CASH AND CASH EQUIVALENTS, Beginning of Year		**59,982**
CASH AND CASH EQUIVALENTS, End of Year	**$**	**19,427**

See accompanying notes to the financial statements.

NOTE 1 – ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES

Organization and Nature of Business

GrandFund Investment Group, LLC (the "Company") is a California limited liability company formed on November 15, 2005, and its principal place of business is located in Lafayette, California. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") on July 24, 2007 and is regulated by the Financial Industry Regulatory Authority ("FINRA"). The members of the Company are Charles Bertucio and Donald Bertucio, who are collectively the managing members, as defined in the Company's operating agreement (the "Agreement"). In accordance with the Agreement, the existence of the Company will continue in existence unless sooner dissolved by its members.

The Company operates as a third-party sales and marketing firm which assists private equity firms seeking to raise capital for investment purposes within their funds. The Company qualifies potential prospects, arranges presentations, and tracks the sales process. The Company also provides investment and management advisory services to private companies.

The Company does not hold customer funds or safe keep customer securities and is therefore exempt from SEC Rule 15c3-3 under the provisions provided for in subparagraph (k)(2)(i).

Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Revenue Recognition

The Company earns placement fees from private equity firms for monies placed in their various funds. The placement fees are generally based on an agreed percentage of the potential investors' committed capital that has been called and collected by the various funds of the private equity firms.

Investment advisory income is derived primarily from providing investment advice, research, and administrative services. Income is recognized as the related services are rendered.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, prepaid expenses and accounts payable approximate fair value because of their short-term maturities.

Income Taxes

The Company was formed as a California limited liability company ("LLC"). LLC's are not taxable entities and are treated in the same manner as a partnership for federal and state income tax purposes. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members. Certain states including California in which the Company operates imposes fees and taxes at the partnership level.

Guaranteed Payments

Guaranteed payments are payments to individual members for services rendered, and are not based on the member's share of the Company's income.

NOTE 2 – MEMBERS' CAPITAL

The Company is a limited liability company and, as such, no Member shall have any personal liability to the Company, any other Member or to any creditor of the Company for the debts of the Company beyond the amount contributed by the Member to the Company.

Contributions and withdrawals by members may be made from time to time with the consent and approval of a majority interest of the members as set forth in the Agreement. Profits and losses are, in general terms, allocated to the members on a pro rata basis based on their respective membership interest.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or dividends paid. At December 31, 2011, the Company had net regulatory capital of $12,526 which was $7,526 in excess of its required net capital of $5,000.

NOTE 4 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 21, 2012 and has determined that there are no material subsequent events to disclose.

SUPPLEMENTARY INFORMATION

GRANDFUND INVESTMENT GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

NET CAPITAL:		
Total members' capital		$ 253,547
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Accounts receivable	$ 240,187	
Prepaid expenses	834	
Total deductions and/or charges		(241,021)
Net capital before haircuts on securities positions		12,526
Less - haircuts on securities positions		-
NET CAPITAL		**$ 12,526**
AGGREGATE INDEBTEDNESS:		
Item included in statement of financial condition:		
Accounts payable	$ 6,901	
TOTAL AGGREGATE INDEBTEDNESS (A.I.)		**$ 6,901**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of A.I.)		$ 460
Minimum dollar requirement		$ 5,000
Excess net capital		$ 7,526
Net capital less greater of 10% of A.I. or 120% of minimum dollar requirement	$ 6,526	
Ratio: Aggregate indebtedness to net capital		55%

There was no difference between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2011 Part IIA FOCUS filing.

See Report of Independent Registered Public Accounting Firm

OUM &CO. LLP
Accountants & Business Advisors

465 California Street
Suite 700
San Francisco, CA 94104

Phone: (415) 434-3744
Fax: (415) 788-2260
www.oumcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
GrandFund Investment Group, LLC

In planning and performing our audit of the financial statements of GrandFund Investment Group, LLC (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as previously defined.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

OUM & Co. LLP

San Francisco, California
February 21, 2012